中信泰富有限公司
BY COURIER

==========

Exemption No. 82-5232

03007752

CITIC PACIFIC

Date : 21st March, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED MAR 24 2003 WASH. D.C. SECTION

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since February 20, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2042

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since February 20, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement of Appointment of Alternate Director
   Date : February 27, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Letter to the HKSE regarding board meeting for approving the 2002 final results announcement
   Date : February 28, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : March 4, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Announcement of Results for the Year Ended 31 December 2002
   Date : March 12, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notification of Changes of Secretary and Directors
   Date : March 14, 2003
   Entity Requiring Item : Hong Kong Companies Registry

6. Document : Consent to Act as a Director
   Date : March 14, 2003
   Entity Requiring Item : Hong Kong Companies Registry

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

The directors of CITIC Pacific Limited ("the Company") are pleased to announce that Mr. Peter Kruÿt has been appointed as an alternate director to Mr. André Desmarais with effect from 1st March, 2003.

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 27th February, 2003

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(在香港根據公司條例註冊成立)

中信泰富有限公司(「本公司」)董事會欣然宣佈，Peter Kruyt先生獲委任為本公司董事德馬雷先生之替代董事，由二零零三年三月一日起生效。

承董事會命
公司秘書
曹敏慧

香港，二零零三年二月二十七日

中信泰富有限公司

BY FAX AND BY HAND

Date : 28th February, 2003

The Listing Division
The Stock Exchange of Hong Kong Ltd.
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Attn : Ms. Anne Chapman

CITIC PACIFIC

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

This is to advise that a board meeting of the Company will be held on 12th March, 2003 at 2:15 p.m. to, inter alia, decide the recommendation of payment of the final dividend, if any, for the year ended 31st December, 2002 and to approve for publication of the announcement of the profits or losses for the year ended 31st December, 2002.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

AT/ww/LTR-2023(2)

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 28th February, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 4th March, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓3. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 2. ______ Exercise price: HK$ ______	11,550,000	--	--	--	11,550,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ______ 2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ______

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Announcement of Results

for the Year Ended 31 December 2002

CITIC Pacific Limited

CITIC PACIFIC

Chairman's Letter to Shareholders

CITIC Pacific's performance in 2002 was more than satisfactory. Profits rose 85% to reach HK$3,902 million, and in doing so generated significant cash flow. In light of the good performance, it is proposed to pay shareholders a special dividend of HK$1.00 per share in addition to a final dividend of HK$0.70. This result has been brought about by our focusing on traditional businesses, working hard to raise revenue and finding more efficient ways to do business.

The aviation business was robust in 2002. Cathay Pacific's profit increase was five times 2001's results, and Dragonair posted a 60% gain in profit compared with 2001. Increased demand by both passenger and cargo transportation, combined with new products and well managed unit costs, confirm CITIC Pacific's belief in the potential of the airline business in China.

On 3 March 2003, CITIC Pacific signed an agreement with Air China and Beijing Capital Airport Group Corporation to form Air China Cargo Co. Ltd in which CITIC Pacific has a 25% interest. This joint venture will handle all of Air China's existing and future international and domestic cargo and their related ground service businesses. As China has become the world's manufacturing base and the joint venture has the largest domestic and international networks of all Chinese airlines, it will certainly benefit from

power industry is now operating under new, clearer policies, under which we believe there will be many *opportunities for independent power producers such* as CITIC Pacific who provide the excellent management and efficient production necessary for success.

Contracts for the civil facilities in Shanghai came under review pursuant to the State Council directive that all projects with guaranteed returns had to be renegotiated. CITIC Pacific began investing in large infrastructure projects in Shanghai in early 1990s to assist the City's, in particular, Pudong's economic development. The Shanghai government has always followed through its contractual commitment to CITIC Pacific. We have had several recent friendly meetings with the relevant authorities in Shanghai. The final outcome is still awaited.

In Hong Kong, traffic at the Eastern Tunnel was adversely affected by the opening of the Tseung Kwan O extension to the Mass Transit Railway. The toll increase at the Western Harbour tunnel in February 2003 is expected to alleviate financial strain.

Our marketing and distribution business performed satisfactorily in 2002. The total number of vehicles sold in Hong Kong declined 23%. Although Dah Chong Hong's market share increased by 4%, total

On the property front, in January 2002, we purchased CITIC Square and Royal Pavilion, both located in Shanghai. They made a first contribution to the Group's profits. The foundation work of Westgate Garden – a large residential development property in the Huang Pu district of the city – began in late 2002. We are actively pursuing opportunities to expand our property business in Mainland China.

In Hong Kong, sales at Discovery Bay's Siena One were good, and those at Siena Two are slower. CITIC Tower and other investment properties remain well let, but rentals are soft. The Festival Walk shopping center remains very popular and returns are steady.

As envisaged, our **communications** businesses have become more significant and now represent 12% of the contribution of all businesses compared with 10% in 2001. *CITIC Telecom 1616's* IDD wholesale business has grown to become the Asian market leader. It is now serving more than 165 telecom carriers in over 80 countries, setting the foundation for future value added service business. Short Message Switching is being developed and has shown good future prospect. *CPCNet* launched its "TrueConnect" VPN to customers in the Greater China region, which has proved to be a success. *CPCNet's* traditional business has maintained its solid base of corporate customers using its connectivity solutions to the Internet. Despite increased competition, *CTM's* profits rose due to a larger number of both mobile and Internet subscribers. Communications businesses have great potential and are expected to grow further in the coming years.

Our existing **power stations** continued to operate smoothly generating a total of 14,046 million kwh, an increase of 23% over 2001. The Ligang power station generated a record 8,505 million kwh of total electricity reflecting the increased demand for electricity in Eastern China. Following the completion of the second 200MW unit at the Hohhot co-generation plant and the first 100MW unit at Jilin, the second 100MW unit in Jilin will be completed in June 2003. Preparation work for the third phase of Ligang (2 X 600MW) is currently underway. Approval for construction is expected soon. The first unit is expected to commence operation in 2006. China's

The Mainland China automobile market has grown rapidly in recent years. Our auto sales in Mainland China in 2002 more than doubled the level in 2001. In both motor and general trading, Dah Chong Hong will continue to develop its businesses in Mainland China, and is following a systematic program of expansion of sale network, operating facilities and control systems. Up to now, more than 20 integrated sales, service and spare parts centers, regional parts distribution and traditional service centers in 14 cities have been set up.

In Hong Kong, the new vehicle registration tax was raised significantly in the recent budget, which will have a potentially serious effect on vehicle sales, in particular, the sales of luxury vehicles. In addition, the new budget also proposed increases in taxes of other categories including salaries tax. This, again, will be negative to Dah Chong Hong's and Sims Trading's overall business. Both Dah Chong Hong and Sims Trading will continue to reduce the cost of delivering their products, eliminate costs that are not productive today, while investing money in areas that are relevant to the future.

In late 2002, CITIC Pacific's major shareholder – CITIC – signed a joint venture agreement with Wal-Mart to develop stores in Eastern China. Dah Chong Hong has already begun working actively to find ways in which its expertise in sourcing and delivering products can be of value to Wal-Mart.

In 2003 we expect the economy of Mainland China to continue its steady growth, and remain highly competitive. This offers bright future for the Group's businesses in power generation, communications, aviation, property and trading, and investments in high tech areas. CITIC Pacific's deep knowledge of China, the businesses in which we operate, and the careful way we evaluate opportunities and manage our finances will continue to guide the company as it moves ahead.

The economic situation in Hong Kong is unclear. The war with Iraq is looming, causing an increase in the oil price which will adversely affect our aviation business. The tax increases proposed in the new Hong Kong budget will potentially lead to a reduction in consumption, which in turn will affect our marketing and distributing businesses. In this environment, controlling costs, raising efficiency and creating synergies among our businesses will remain a preoccupation. With our team of experienced and committed professionals, our abundant financial resources and balance sheet strength, the company is ready to take on new challenges and opportunities when they arise.

Every step of the way all the employees of CITIC Pacific, my fellow directors, bankers and investors have supported this company, and I send everyone my sincere thanks.

Larry Yung Chi Kin
Chairman

Hong Kong, 12 March 2003

Consolidated Profit and Loss Account

For the year ended 31 December 2002

in HK$million	Note	2002	2001
Turnover		22,316	17,251
Profit from consolidated activities	3	2,583	2,132
Share of profits less losses of associated companies		2,335	947
Net finance charges	4	(434)	(504)
Profit before taxation		4,484	2,575
Taxation	5	(377)	(306)
Profit for the year		4,107	2,269
Minority interests		(205)	(159)
Profit attributable to shareholders		3,902	2,110
Dividends	6	(4,377)	(1,753)
Transfer to reserves		(5)	(6)
Earnings per share	7	HK$1.78	HK$0.96

Notes:

1. Changes to Accounting Policies

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2001 except that the Group has adopted new or revised SSAPs, particularly SSAP No. 34 "Employee Benefits" and SSAP No. 11 (revised) "Foreign Currency Translation" which became effective for the current financial year. These adoptions have no significant impact on the Group's financial statements except that the adoption of SSAP No. 34 by CITIC Pacific's associated company, Cathay Pacific Airways Limited, has reduced CITIC Pacific's attributable opening retained earnings by HK$148 million.

2. Turnover and segment information

An analysis of the group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of associated companies by principal activities are as follows:

Year ended 31 December 2002 *in HK$million*	Turnover	Profit from Consolidated Activities	Share of Profits less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity:						
Communications	2,887	300	339	639	-	639
Power and Civil Infrastructure	1,737	1,481	138	1,619	-	1,619
Aviation	-	-	1,214	1,214	-	1,214
Property	460	349	596	945	88	1,033
Marketing & Distribution	11,212	320	44	364	(88)	276
Industrial Manufacturing	3,581	280	-	280	-	280
Others	2,439	213	4	217	-	217
Less: General & Administration Expenses	-	(360)	-	(360)	-	(360)
	22,316	2,583	2,335	4,918	-	4,918
Net Finance Charges						(434)
Taxation						(377)
Profit after Taxation						4,107

An analysis of group's turnover by geographical area is as follows:

in HK$million	2002	2001
By geographical area:		
Hong Kong	10,094	8,598
China	11,066	7,373
Japan	465	443
Others	691	837
	22,316	17,251

Year ended 31 December 2001 *in HK$million*	Turnover	Profit from Consolidated Activities	Share of Profits less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity:						
Communications	806	155	175	330	-	330
Power and Civil Infrastructure	2,657	1,698	120	1,818	-	1,818
Aviation	-	-	223	223	-	223
Property	227	181	381	562	125	687
Marketing & Distribution	9,604	226	48	274	(125)	149
Industrial Manufacturing	2,859	221	-	221	-	221
Others	1,098	-	-	-	-	-
Less: General & Administration Expenses	-	(349)	-	(349)	-	(349)
	17,251	2,132	947	3,079	-	3,079
Net Finance Charges						(504)
Taxation						(306)
Profit after Taxation						2,269

3. The profit from consolidated activities is arrived at after crediting and charging:

in HK$million	2002	2001
Dividend income from investments	388	459
Net gain/(loss) from investments	110	(154)
Cost of inventories	11,998	9,626
Depreciation and amortisation	533	493
Goodwill amortisation	17	11

4. Net finance charges included interest expense of HK$490 million (2001: HK$690 million).

5. Hong Kong profits tax is calculated at 16% (2001: 16%) on the estimated assessable profit for the year. Overseas taxation is calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Detailed as follows:

in HK$million	2002	2001
Company and subsidiary companies		
Hong Kong profits tax	116	108
Overseas taxation	32	74
Deferred taxation	9	(16)
	157	166
Associated companies		
Hong Kong profits tax	102	44
Overseas taxation	108	81
Deferred taxation	10	15
	220	140
	377	306

6. Dividends

in HK$million	2002	2001
2002 Interim dividend paid: HK$0.30 (2001: HK$0.20) per share	657	439
2002 Final dividend proposed: HK$0.70 (2001: HK$0.60) per share	1,532	1,314
2002 Special dividend proposed: HK$1.00 (2001: nil) per share	2,188	-
	4,377	1,753

7. The calculation of earnings per share is based on profit attributable to shareholders of HK$3,902 million (2001: HK$2,110 million) and on the weighted average number of 2,189,736,763 shares for the year (2001: 2,194,242,004 shares).

No diluted earnings per share is presented for the year ended 31 December 2002 as the exercise of all the share options outstanding during the year have no dilutive effect on the earnings per share.

8. Comparative figures have been adjusted to conform with the current presentation.

Treasury Policy

The Group's overall treasury and funding policies have remained the same as those described in the annual report for the year ended 31 December 2001.

Liquidity and Financial Resources

As of 31 December 2002, the Group's total outstanding debt was HK$9.3 billion (31 December 2001: HK$14.6 billion), cash and deposit with banks were HK$2.5 billion giving a net debt of HK$6.7 billion compared to HK$10 billion at 31 December 2001. Leverage, measured by the net debt to total capital was 13% (31 December 2001: 19%).

As of 31 December 2002, the Company's borrowing structure and outstanding debt maturity was:

Maturity of Outstanding Debt

in HK$million	2003	2004	2005	2006	2007	2008 and Beyond	Total
Parent Company (1)	0	1,350	100	2,796	0	3,510	7,756
Subsidiaries	530	357	570	27	27	0	1,511
Total Outstanding Debt	530	1,707	670	2,823	27	3,510	9,267
Percentage	6%	18%	7%	31%	0%	38%	100%

(1) Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.

Source of Debt Financing

	In HK$million	Percentage
Bank Loans	4,977	54%
Bonds	3,510	38%
Private Placement	780	8%
	9,267	100%

As of 31 December 2002, the Group's undrawn available facilities totalled HK$10.3 billion of which approximately HK$7.5 billion were committed long term loans, HK$1.8 billion money market lines and the balance trade facilities. These available facilities, combined with cash and deposit on hand and the Group's strong recurrent cash flow generated from operations, provide ample financial resources and flexibility to the Group to implement its business plans.

As of 31 December 2002, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$2 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate interest with its counterparties, without the exchange of the underlying notional amounts. Other financial products such as forward rate agreement are employed when deemed appropriate to stabilize the overall cost of borrowings over time.

As at 31 December 2002, approximately 56% of the Group's total borrowings after swaps bear interest at floating rates and the remaining 44% are at fixed rates. The average all-in cost of debt including hedging costs in 2002 was 4.6% compared with 6% a year before.

The denomination of the Group's borrowings and deposits with banks at 31 December 2002 were:

HK$million Equivalent

Denomination	HK$	US$	Renminbi	Yen	Other	Total
Debt outstanding	3,528	4,427	681	556	75	9,267
Deposits	450	1,481	522	73	19	2,545
Net Borrowings	3,078	2,946	159	483	56	6,722
Percentage	46%	44%	2%	7%	1%	100%

As at 31 December 2002, assets of HK$287 million were pledged to secure banking facilities utilized by subsidiaries – mainly related to Dah Chong Hong's overseas trading business.

Capital Commitment and Contingent Liabilities

As at 31 December 2002, the Group's contracted capital commitment was HK$649 million and the Group's contingent liabilities have no significant changes from the last year end date.

HUMAN RESOURCES

The number of employees decreased slightly from 11,733 in 2001 to 11,643 in 2002. As business continued to grow in the PRC, cross border cooperation between the Hong Kong and PRC operations offered training and development opportunities for staff members. The Group's remuneration policy is to reward employees on a fair and equitable basis and in line with market practice. To promote a culture of pay for performance, an annual discretionary bonus linked to Group results and individual employee performance was implemented last year. At the end of 2002, office based employees agreed to end alternate Saturday work by a 5% reduction in salary effective from 1 January 2003. The shortened working hours did not apply to operations staff who continued to serve customers during weekends.

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares.

On 28 May 2002 options to subscribe for a total of 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share were granted under the Plan. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the year up to 31 December 2002.

CORPORATE GOVERNANCE

CITIC Pacific is committed to excellent standards of corporate governance and first class business practices extending beyond compliance with the mandatory requirements such as that of the Companies Ordinance, accounting standards and the Stock Exchange. A full description of the operation of the Board, Audit Committee, External & Internal Auditors, Codes of Best Practice, Connected Transactions and Financial Reporting will be found in the 2002 Annual Report.

The Audit Committee of the Board, consisting of three independent non-executive directors, has reviewed the 2002 accounts with management and the Company's external and internal auditors and recommended its adoption by the Board.

DIVIDEND AND CLOSURE OF REGISTER

The Directors have resolved to recommend to shareholders the payment of a final dividend of HK$0.70 per share (2001: HK$0.60) and a special dividend of HK$1.00 per share (2001: nil), which together with the interim dividend of HK$0.30 per share (2001: HK$0.20) makes a total dividend of HK$2.00 per share (2001: HK$0.80) for the year ended 31 December 2002. The total dividend of HK$2.00 per share will amount to HK$4,377 million of the Company's profit for the year ended 31 December 2002 (2001: HK$1,753 million).

The proposed final dividend of HK$0.70 per share and a special dividend of HK$1.00 per share, the payment of which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Tuesday, 6 May 2003, is to be payable on Monday, 12 May 2003 to shareholders whose names appear on the Register of Members of the Company on 6 May 2003.

The Register of Members of the Company will be closed from Wednesday, 30 April 2003 to Tuesday, 6 May 2003, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. Tuesday, 29 April 2003.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31 December 2002, the Company made the following repurchases of its own shares on the Stock Exchange for the purpose of enhancing its earnings per share:

Month/Year	Number of Shares Repurchased	Price Per Share Highest HK$	Price Per Share Lowest HK$	Aggregate Price Paid HK$million
December 2002	1,320,000	14.95	14.85	20

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of approximately HK$1 million was transferred from retained profit to capital redemption reserve.

Save as disclosed above, neither the Company nor its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2002 and the Company has not redeemed any of its shares during the year ended 31 December 2002.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

ANNUAL REPORT AND FURTHER INFORMATION

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible. The full Annual Report containing all the information required by the Listing Rules of the Stock Exchange will be made available on the website of the Company and the Stock Exchange around 26 March 2003 and sent to shareholders on 7 April 2003.

ANNUAL GENERAL MEETING

The annual general meeting of the Company is to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Tuesday, 6 May 2003 at 10:30 a.m.

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 12 March 2003

CR

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 Type of Change 更改事項

* [ ] Resignation or cessation 辭職或停職
[√] New appointment 新委任
[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

te 註2) A. Resignation or cessation 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [ ] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
14 -03- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

3 Details of Change 更改詳情 (cont'd 續上頁)

Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Alternate Director to Mr. André Desmarais	01	03	2003

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Kruyt	Peter

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 4688 Westmount Avenue, Westmount, Montreal, Province of Quebec, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
BC 177021	Canada

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名： [signature]

(Name 姓名)：(Alice Tso Mun Wai) Date 日期： 14th March, 2003

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公 司 註 冊 處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

145656

Company Name 公司名稱

CITIC PACIFIC LIMITED
(中信泰富有限公司)

I, Peter Kruyt consent to act as an Alternate Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 1st March, 2003, and confirm that I have attained the age of 18 years*.
生效日期爲 ,並確認本人已年滿十八歲*。

** appointed as alternate director to Mr. André Desmarais.

Signed 簽名: [signature]

Date 日期: March 3, 2003

* *Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
14 -03- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Specification No.1/97
指明編號第 1/97 號